                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                          (Amendment No. #1)<F*>


                        MILLER EXPLORATION COMPANY
                             (Name of Issuer)


                       Common Stock, $0.01 Par Value
                      (Title of Class of Securities)


                                600533 10 0
                              (CUSIP Number)

                             December 31, 1998
          (Date of Event Which Requires filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                   Rule 13d-1(b)
                                   Rule 13d-1(c)
                              XX   Rule 13d-1(d)

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 600533 10 0                13 G           PAGE 2 OF 7 PAGES

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel R. Miller
---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
     (a)  [X]
     (b)  [ ]
---------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
NUMBER OF SHARES           5.  SOLE VOTING POWER                    847,529
                           ------------------------------------------------
BENEFICIALLY OWNED BY      6.  SHARED VOTING POWER                   75,034
                           ------------------------------------------------
EACH REPORTING             7.  SOLE DISPOSITIVE POWER               847,529
                           ------------------------------------------------
PERSON WITH                8.  SHARED DISPOSITIVE POWER              75,034
---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       922,563
---------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES<F*>                                                 [ ]
---------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   7.4%
---------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON<F*>                                        IN
---------------------------------------------------------------------------

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 600533 10 0              13 G                   PAGE 3 OF 7 PAGES

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Double Diamond Enterprises, Inc.
---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
     (a)  [X]
     (b)  [ ]
---------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
NUMBER OF SHARES           5.  SOLE VOTING POWER                          0
                           ------------------------------------------------
BENEFICIALLY OWNED BY      6.  SHARED VOTING POWER                   74,634
                           ------------------------------------------------
EACH REPORTING             7.  SOLE DISPOSITIVE POWER                     0
                           ------------------------------------------------
PERSON WITH                8.  SHARED DISPOSITIVE POWER              74,634
---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                        74,634
---------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES<F*>                                            [X]<F**>
---------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   0.6%
---------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON<F*>                                        CO
---------------------------------------------------------------------------

<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**> EXCLUDES SHARES HELD BY DANIEL R. MILLER, AS SOLE TRUSTEE OF THE
DANIEL R. MILLER TRUST.

                               SCHEDULE 13G

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


ITEM 1(A).     NAME OF ISSUER:

          Miller Exploration Company

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3104 Logan Valley Road
          Traverse City, Michigan 49684

ITEM 2(A).     NAME OF PERSON FILING:

          This statement is being filed jointly on behalf of (1) Daniel R. Miller and (2) Double Diamond Enterprises, Inc., a corporation owned by a revocable trust of which Daniel R. Miller is the sole trustee.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          (1)  3104 Logan Valley Road
               Traverse City, Michigan 49684

          (2)  3104 Logan Valley Road
               Traverse City, Michigan 49684

ITEM 2(C).     CITIZENSHIP OR PLACE OF ORGANIZATION:

          (1)  United States of America

          (2)  United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

          Common, $0.01 Par Value

ITEM 2(E).     CUSIP NUMBER:

          600533 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR RULE 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable

ITEM 4.   OWNERSHIP.

  (1)
     (a)  Amount Beneficially Owned: 922,563
     (b)  Percent of Class: 7.4%

     (c)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote: 847,529
        (ii)   Shared power to vote or to direct the vote: 75,034
        (iii)  Sole power to dispose or to direct the disposition of:
               847,529
        (iv)   Shared power to dispose or to direct the disposition of:
               75,034
  (2)
     (a)  Amount Beneficially Owned: 74,634
     (b)  Percent of Class: 0.6%

     (c)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote: 0
        (ii)   Shared power to vote or to direct the vote: 74,634
        (iii)  Sole power to dispose or to direct the disposition of: 0
        (iv)   Shared power to dispose or to direct the disposition of:
               74,634

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      The filing group is comprised of Daniel R. Miller and Double Diamond Enterprises, Inc., a corporation owned by a revocable trust of which Daniel R. Miller is sole trustee.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable


ITEM 10. CERTIFICATIONS.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 15, 1999        /S/ DANIEL R. MILLER
                                   Daniel R. Miller



                                   DOUBLE DIAMOND ENTERPRISES, INC.

                                   DANIEL R. MILLER


                                   By /S/ DANIEL R. MILLER
                                      Daniel R. Miller, Trustee


                                   *By /S/ TASHIA L. RIVARD
                                       Tashia L. Rivard, Attorney-in-Fact**


          **Power of attorney for this purpose is already on file with the Commission. The power of attorney was attached to the Schedule 13G filing made 2/19/98 and is incorporated by reference to that filing.

                               EXHIBIT INDEX


          EXHIBIT NUMBER                DOCUMENT
               99.1                Joint Filing Agreement
               99.2                Members of Group